FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended June 30, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Press Release - English
3.	Qualifying Issuer Certificate

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

LAS CRISTINAS AND CRUCITAS UPDATE

$1.5 MILLION PRIVATE PLACEMENT CLOSED

June 4, 2003

It has been more than one and a half months since we updated our shareholders on the Las Cristinas and Crucitas developments. Advancements are being slowed by competing interests in both countries for a number of reasons, but some encouraging developments are taking place.

VENEZUELA

After eight months of intensive research, a subcommittee of the Permanent Comptroller Commission of the Venezuelan National Assembly has finalized and will shortly present its report on the awarding by the CVG of a contract to Crystallex to develop the Las Cristinas deposit.

The President of the sub-commission made the announcement in a speech in which he declared before Congress and in press interviews that the CVG contract is "corrupted by illegality" and that his report will call for "rescinding the existing contract" and to start an open and transparent bidding process. It is interesting to note that the sub-commission had received a lot of positive input by National Assembly members, including some of the ruling government party. Congressmen have voiced not only support, but have added their interpretation of "legal violations" to the request to have the contract rescinded.

Cancellation of the contract between the CVG and Crystallex alone will not give possession of the Las Cristinas project to MINCA; however, the ongoing court cases, in particular the actions to cancel the CVG's unilateral attempt to terminate MINCA's mining agreement as well as MINCA's petition for arbitration can have an immediate effect. Any decision in favour of MINCA will enable MINCA to continue with its development plans. Both the Company and the long suffering local communities will no longer have to contend with delays because of competing claims to the title of the project.

The nullity action and petition for arbitration are currently being processed by the Venezuelan Supreme Court.

CRUCITAS - COSTA RICA

The planned 100,000 oz/yr Crucitas development had been delayed since April 2002 because of the inability of the Government's Technical Environmental Secretariat (SETENA) to respond in a timely manner. The Company did find it prudent to allow more time and has supplied additional technical information whenever requested by SETENA. It was therefore disappointing to finally receive a negative response which clearly seemed to be geared towards more delays rather than advancement of the project. Over 40% of the "deficiencies" did not relate to the terms of references and some requirements cannot be dealt with until there is an approved environmental impact study in place. The Company's appeal (including explanations wherever needed) was filed within days; however again, SETENA did not reply in time. The Company appealed to the Court requesting a timely response which resulted in SETENA applying for more time and stating that "the complicated nature of the application cannot be addressed within the time stipulated by law."

The Supreme Court last week disagreed with SETENA and required the organization to reply within five days of notification. The Company is looking forward to a timely response and will make every effort to resolve any outstanding issues.

The delays encountered so far have been costly for the Company and in order to protect shareholders' interests in the project, the Company has formally notified the Costa Rican Ministry of Foreign Trade and Commerce that it would seek protection under the Foreign Investment Promotion and Protection Agreement which provides for expropriation by a national government as long as there is timely and adequate compensation. The filing triggers a six-month period, during which the Government and the Company are encouraged to resolve the issue between them.

Vannessa is working diligently to achieve a solution to the impasse by working with all levels of government as well as with the affected communities in order to avoid further negative economic impact for both the Company and the country. The Company is pleased with the support it gets from the people who are most affected by the mining development and is convinced that its socio-economic plan will build a solid local economy whose success will ultimately benefit all of Costa Rica.

PRIVATE PLACEMENT

The $1,505,000 private placement announced April 30, 2003 has been closed. The Units were sold at the price of $0.35 per Unit, each Unit consisting of 1 fully paid common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional share of the Company at a price of $0.40 per share for a period of 24 months.

Shares issued will have a four-month hold period. Proceeds from the private placement will be used for development expenditures relating to the Company's projects in Costa Rica, Guyana and Venezuela as well as for working capital.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

Jun 23, 2003

Supreme Court confirms Vannessa's legal standing in Las Cristinas

VANCOUVER, B.C. - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) announces that the Venezuelan Supreme Court has ordered an inspection of Las Cristinas on MINCA's request and has admitted MINCA's evidence against unilateral cancellation of the mining contract.

The Venezuelan Supreme court confirmed MINCA's legal standing in the conflict over the Las Cristinas Mining Rights when it ruled, on June 17, 2003, as inadmissible an objection filed by the CVG against a request by MINCA, that the court should carry out a juridical inspection of the Las Cristinas concession. The inspection will serve to provide evidence as to the damage done to the Las Cristinas infrastructure and property after the CVG takeover, during which the CVG/Crystallex administration of the property allowed the invasion by over a thousand small scale miners into the area who are using hundreds of hydraulic pumps to remove large quantities of surface gold.

MINCA had initiated a juridical inspection, supported by independent expert evaluators, to record the quality and condition of the Las Cristinas infrastructure and assets three days prior to the confiscation of those assets by the CVG in November, 2001. The CVG argued in its objection that MINCA had no right to request such an inspection since it had no further interest in the Las Cristinas Concession. The Supreme Court disagreed and, in addition to ordering the juridical inspection, approved all evidence as pertinent to MINCA's legal case against the unilateral cancellation of the contract by the CVG.

The Supreme Court also ordered that the State Defender's Office be notified that the nullity action regarding the CVG/MINCA Contract is proceeding and that the Court has ordered an official juridical inspection of the Las Cristinas concession.

A positive ruling for MINCA would reverse the effects of the CVG cancelling the MINCA/CVG Las Cristinas contract, restore the legal ownership of the over 11 million oz. gold deposit to MINCA/VANNESSA and invalidate any subsequent agreements concerning the property which were entered into by the CVG.

Should the CVG at that point have any claims against MINCA they will have to be addressed under arbitration as stipulated in the CVG/MINCA contract and as supported by a 2002 Supreme Court ruling which confirmed that any conflict involving the CVG/MINCA Agreement requires settlement under the terms of the contract which specifies arbitration as the exclusive and definite mechanism to resolve such conflicts.

Investigation by the National Assembly

CVG Press Releases claim that the investigation by the sub-commission of the Las Cristinas/CVG/Crystallex/MINCA affair has been completed and has ended in support for the CVG are misleading. When the official eight month investigation, carried out by a sub-commission of the Controller's Commission of the Venezuelan National Assembly, requested the cancellation of the CVG/CRYSTALLEX contract, a Venezuelan Congressman and strong supporter of the CVG/CRYSTALLEX relationship, Sr. Luis Velasques Alvaray, managed by political means to replace several commission members, suppress the official investigation by tabling his own report. He declared to the press on May 27, 2003, that his report was approved by all members of the Controller's Commission of the National Assembly and that the investigation was completed and closed. Several members of Congress, as well as the President of the Official Investigating Commission have objected to the replacement document which was not sanctioned by Congress and did not deal with irregularities in the CVG/Crystallex contract. Discussions are ongoing.

MINCA for its part is requesting that the Attorney General's Office investigate the Velasques Alvaray/CVG report for irregularities since its content is damaging to MINCA due to false and misrepresented information. Sr. Alvaray presented a report in October, 2001, which was produced without the participation of MINCA, did not meet the requirements and criteria for a Congressional Report, and was, therefore, annulled by Congress.

Vannessa is committed to defending its interest in the Las Cristinas Project and is confident that justice will prevail.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. VANNESSA VENTURES LTD. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 20, 2003 of 4,300,000 Units of Vannessa Ventures Ltd. at a deemed price of $0.35 per share, Vannessa Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 23rd day of June, 2003.

VANNESSA VENTURES LTD.

By: "Manfred Peschke"

MANFRED PESCHKE

President & Director